3Q23 Results Results will be published in the investor relations website on November 6th, after trading hours in Brazil and the United States.Nov 7th _Interactive meeting We will present our 3Q23 results in an interactive meeting, with a Q&A session at the end.at 8 a.m. (EST) at 10 a.m. (Brasília time)english and portuguese _Check out the speakers_Milton Maluhy CEO _Alexsandro Broedel CFO _Renato Lulia IROFollow Itaú Unibanco’s latest news on our Investor Relations website.